

October 18, 2024

Gary Challinor
Chief Executive Officer
Cactus Acquisition Corp. 1 Limited
4B Cedar Brook Drive
Cranbury, NJ 08512

> **Re: Cactus Acquisition Corp. 1 Limited**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 7, 2024**
> **File No. 001-40981**

Dear Gary Challinor:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement

Risk Factors

If we continue our life beyond 36 months from the closing of our IPO. . ., page 13

1.   We acknowledge your revised disclosures in response to our prior comment 1. Please revise, including in the risk factor heading, to disclose that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the 36-month requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of your IPO registration statement, and that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on October 28, 2024. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. Please also further revise your disclosure to discuss additional consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, and any impact on your shareholders

due to your securities no longer being considered "covered securities."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso